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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                            Commission File Number   000-30453
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                           NOTIFICATION OF LATE FILING


(Check One):   [  ] Form 10-K and Form 10-KSB   [  ] Form 11-K
               [  ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR


For Period Ended:  November 30, 2001
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant  DBS Holdings, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

1-8765 Ash Street
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City, State and Zip Code  Vancouver, B.C. Canada V6P 6T3
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                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's Form 10-QSB for the quarter ended November 30, 2001 could not be filed within the prescribed time period because the Company's auditors experienced unforeseen delays in completing their review of the financial statements to be included with the filing.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

      Patrick McGowan                  (604)                      301-9545
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          (Name)                    (Area Code)              (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the period ended November 30, 2000, the Company's financial reporting included only the results of its investorservice.com business. That business has been discontinued, and the Company has acquired MI Vascular Innovations, Inc., as reported on Forms 8-K filed by the Company on May 4, May 16, May 30, and July 26, 2001. Accordingly, the Company's financial reports now include the operations of MI Vascular Innovations, Inc. The actual amounts to be reported cannot be quantified at this time, but can reasonably be expected to be substantially different than the results reported for the period ended November 30, 2000.


                               DBS Holdings, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  January 14, 2002                 By  /s/ Patrick McGowan
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                                           Patrick McGowan,
                                           Chief Financial Officer and Secretary


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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